

August 1, 2011

<u>Via Facsimile</u>
Liu Chuanling
Chief Executive Officer
Transit Management Holding Corp.
No. 18, Seventh Xinggong Road,
Jiangdong District, Jiangshan City,
Zhejiang, People's Republic of China 324019

> **Re: Transit Management Holding Corp.**
> **Form 8-K**
> **Filed May 16, 2011**
> **File No. 000-53106**

Dear Mr. Chuanling:

We have reviewed your response letter dated July 26, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K filed May 16, 2011</u>

<u>Risk Factors</u>

<u>We may be required to incur significant costs…, page 44</u>

1.   We note your response to our prior comment one. Please revise this risk factor to include a discussion of your CFO's accounting background. Your revision should include, but not be limited to, his lack of formal training in U.S. GAAP.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief